SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-14902

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Meridian Bioscience, Inc.

Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meridian Bioscience, Inc.

3471 River Hills Drive

Cincinnati, OH 45244

Meridian Bioscience, Inc. Savings and Investment Plan

Financial Statements

As of December 31, 2015 and 2014 and for the year ended December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees

Meridian Bioscience, Inc. Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Meridian Bioscience, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Meridian Bioscience, Inc. Savings and Investment Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Meridian Bioscience, Inc. Savings and Investment Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Cincinnati, Ohio

June 23, 2016

Meridian Bioscience, Inc. Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2015	2014
ASSETS
Cash	$299	$498
Investments at fair value	38,348,966	37,029,549
Receivables:
Participant contributions	48,875	—
Employer contributions	898,920	786,342
Notes receivable from participants	914,981	893,668

Total receivables	1,862,776	1,680,010

Total assets	40,212,041	38,710,057
Excess contributions payable	(20,935)	(55,321)

Net assets available for benefits	$40,191,106	$38,654,736

The accompanying notes are an integral part of these statements.

Meridian Bioscience, Inc. Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2015

Additions to net assets attributed to:
Dividend and interest income	$3,339,948
Participant contributions	2,064,893
Employer contributions	1,587,239
Rollover contributions	167,646
Interest income on notes receivable from participants	35,242

Total additions	7,194,968

Deductions from net assets attributed to:
Net depreciation in fair value of investments	3,443,991
Benefit payments to participants	2,192,219
Administrative expenses	22,388

Total deductions	5,658,598

Net increase	1,536,370

Net assets available for benefits:
Beginning of year	38,654,736

End of year	$40,191,106

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Meridian Bioscience, Inc. Savings and Investment Plan

December 31, 2015 and 2014

NOTE A – DESCRIPTION OF PLAN

The following description of the Meridian Bioscience, Inc. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

1.	General

The Plan is a defined contribution plan covering all employees of Meridian Bioscience, Inc. and its domestic subsidiaries (the “Company”) who have met certain service requirements as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

2.	Participation

Employees become eligible for participation in the Plan on their hire date.

3.	Trustee

Bank of America, N.A. (“Trustee”) is designated as the trustee of the Plan.

4.	Contributions

Each year, participants may contribute up to 100% of their annual eligible compensation, as defined by the Plan, subject to annual contribution limits defined by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans (“rollovers”). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral set at 3% of eligible compensation. Participants with a deferral percentage of less than 8% will have their deferral automatically increased by 1% annually until the participant’s deferral reaches 8%. Participants have the option to elect not to participate in the automatic deferral increase.

For employees who have met the eligibility requirements for matching contributions, the Company matches up to 100% of each participant’s first 3% of eligible compensation contributed to the Plan. In addition, the Company makes, at its discretion, an employer profit sharing contribution. The Company elected to make profit sharing contributions of approximately $850,000 and $785,000 for the 2015 and 2014 Plan years, respectively.

5.	Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions, and Plan earnings thereon. Allocations of the Company’s profit sharing contributions are based on participants’ wages, and Plan earnings are allocated based on account balances, as defined.

NOTE A – DESCRIPTION OF PLAN (continued)

6.	Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company’s contributions plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

7.	Notes Receivable from Participants

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, or longer for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator; 4.25% for loans outstanding at December 31, 2015. Principal and interest are paid ratably through monthly payroll deductions. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

8.	Payment of Benefits

Upon termination of employment due to death, disability or retirement, a participant may elect to receive (a) an annuity; (b) installments payable in cash or in kind (rollover to another qualified plan), or part cash and part in kind over a period not to exceed the participant’s life expectancy; or (c) a single lump-sum payment in cash or in kind, or part in cash and part in kind. For termination of employment due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Terminated participants with vested account balances greater than $5,000 may elect to leave their accounts in the Plan for an indefinite period of time.

9.	Forfeitures

In the event that a participant terminates employment prior to 100% vesting, the portion of Company contributions which is not vested is forfeited at that time. The forfeited amounts are used to reduce future Company contributions. At December 31, 2015 and 2014 there were $16,189 and $39,558, respectively, of forfeited non-vested accounts. During 2015, $61,841 was used to reduce Company contributions.

NOTE A – DESCRIPTION OF PLAN (continued)

10.	Investment Options

The Plan allows participants to elect how their contributions and the Company’s contributions will be directed among investment fund options based upon the individual investment objectives of the participants. Participants automatically enrolled in the Plan upon eligibility are directed to the Invesco Stable Value Retirement Fund. Participants can make changes to this designation at their discretion based upon available investment funds within the Plan.

The common stock held by the Plan is an investment directly in the Company’s common stock.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

2.	New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. For all other entities, the guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is permitted. Management elected to early adopt the provisions of this new standard. Accordingly, the standard was retrospectively applied resulting in certain investments that are measured at NAV not being categorized in the fair value hierarchy. Prior period financial statements have been adjusted to retroactively reflect these changes at December 31, 2014.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted.

Management has elected to early adopt Parts I and II. Accordingly, the standards were retrospectively applied resulting in the elimination of the adjustment from fair value to contract value for fully benefit-responsive contracts, the disaggregation of investments by general type only, as well as the removal of certain investment disclosures that are no longer required under Part II. Prior period disclosures have been adjusted to retroactively reflect these changes as of December 31, 2014. Part III is not applicable to this Plan.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

3.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

4.	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note F for discussion of fair value measurements.

Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income includes gains and losses on investments bought and sold, as well as held during the year.

5.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

6.	Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2015 excess contributions to the applicable participants prior to March 15, 2016.

7.	Payment of Benefits

Benefit payments to participants are recorded when paid.

8.	Expenses of the Plan

The Company pays certain expenses of the Plan and provides certain administrative services at no cost to the Plan. If not paid by the Company, administrative expenses become a liability of the Plan. In 2015, the Plan paid loan processing fees, audit fees and investment management fees. Certain management fees charged to Plan mutual funds are deducted from income earned on a regular basis, and are netted with the investment returns on such investments. All other expenses were paid by the Company.

NOTE C – TAX STATUS

The Company uses the prototype plan (FFN: 31339810003-014) designed and maintained by Merrill Lynch Pierce Fenner & Smith, Inc. (“Merrill Lynch”). The IRS has determined and informed Merrill Lynch, by a letter dated March 31, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The prototype plan has been amended since receiving the opinion letter in order to comply in form with various laws, and the plan administrator believes that the prototype plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE D – PRIORITIES UPON TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

NOTE E – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments held during the years ended December 31, 2015 and 2014 include shares of the Company’s common stock and shares of mutual funds managed by a beneficial owner of more than five percent of the Company’s common stock, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net depreciation in fair value of the investment, as they are paid through the related mutual funds, rather than a direct payment. The Plan Sponsor pays directly any other fees related to the Plan’s operations.

NOTE F – FAIR VALUE MEASUREMENTS

The Plan values financial assets and liabilities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date for assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

NOTE F – FAIR VALUE MEASUREMENTS (continued)

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly. These include quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially, either over time or among market makers, or in which little information is released publicly and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Unobservable inputs, developed using the Company’s estimates and assumptions, which reflect those that the market participants would use. Such inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Determining where an asset or liability falls within the hierarchy depends on the lowest level input that is significant to the fair value measurement as a whole. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in the assessment of fair value.

Assets measured at fair value for the Plan are as follows:

Common stock/mutual funds – Valued at the closing price reported on the active market on which the security is traded.

Money market fund – Valued at the net asset value (“NAV”) of $1.00 per share held by the Plan at year-end, based on quoted prices in active markets.

Stable value fund – Valued at NAV of the fund. The NAV is calculated by the fund based on “net assets,” which includes fully benefit-responsive investment contracts at contract value. This NAV represents the Plan’s fair value since this is the amount at which the Plan transacts with the fund.

The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value for the collective trust stable value fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

NOTE F – FAIR VALUE MEASUREMENTS (continued)

Plan assets carried at fair value at December 31, 2015 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Company common stock	$156,662	$—	$—	$156,662
Money market fund	32,418	—	—	32,418
Mutual funds	34,155,159	—	—	34,155,159

Total assets in the fair value hierarchy	$34,344,239	$—	$—	$34,344,239

Investments measured at net asset value(a)				4,004,727

Investments at fair value				$38,348,966

Plan assets carried at fair value at December 31, 2014 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Company common stock	$121,275	$—	$—	$121,275
Money market fund	291,381	—	—	291,381
Mutual funds	31,952,911	—	—	31,952,911

Total assets in the fair value hierarchy	$32,365,567	$—	$—	$32,365,567

Investments measured at net asset value(a)				4,663,982

Investments at fair value				$37,029,549

(a)	The Invesco Stable Value Retirement Fund (“Invesco Trust”), a collective trust stable value fund is measured at fair value using NAV and, therefore, has not been classified in the fair value hierarchy.

The Plan applied the practical expedient as of December 31, 2015 and 2014 to its investment in the Invesco Trust. The Invesco Trust seeks to preserve principal investment while providing a competitive level of income over time that is consistent with the preservation of capital. The Invesco Trust allows for daily liquidity with no additional days of notice required for redemption. It is the policy of the Invesco Trust to use its best efforts to preserve principal, although there is no guarantee that the Invesco Trust will be able to maintain or grow its value.

NOTE G – STABLE VALUE FUND

The Plan holds an investment in the Invesco Trust, a collective trust stable value fund. The investment in the Invesco Trust is presented at fair value, which reflects NAV of the fund. The NAV of the Invesco Trust is based on the fair value of the underlying securities, plus the contract value of the fully benefit-responsive wrapper contract. This NAV represents the Plan’s fair value since this is the amount at which the Plan transacts with the fund.

The Invesco Trust is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The stable value fund issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The Invesco Trust’s NAV represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at NAV.

Certain events limit the ability of the Plan to transact at contract value with the Invesco Trust. Such events include, among other events, the following: (1) plant closings, (2) layoffs, (3) plan termination, (4) bankruptcy or reorganization, (5) merger, (6) early retirement incentive programs, and (7) tax disqualification of a trust. In addition, there are certain events that would permit a stable value collective fund issuer to terminate a contract upon short notice at the market value of the underlying investments. Such events include the following: (1) the Plan’s loss of qualified status, (2) material breaches of responsibility which are not cured, or (3) material and adverse changes to the provisions of the Plan. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants, or any events that would permit a contract issuer to terminate a contract upon short notice, are probable of occurring.

NOTE H – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE I – RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$40,191,106	$38,654,736
Adjustment from contract value to fair value for fully benefit-responsive investment contracts(a)	—	77,888

Net assets available for benefits per Form 5500	$40,191,106	$38,732,624

The following is a reconciliation of the change in net assets available for plan benefits per the financial statements to net income per the Form 5500:

Year Ended
December 31,
2015
Net increase in net assets available for benefits per the financial statements	$1,536,370
Adjustment from contract value to fair value for fully benefit-responsive contracts from prior year(a)	(77,888)

Net income per Form 5500	$1,458,482

(a)	Adjustment from contract value to fair value for December 31, 2015 is not required. See “New Accounting Pronouncements” within Note B for additional information.

NOTE J – SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events through the date the financial statements were issued, and there were no material subsequent events that required recognition or additional disclosures in these statements.

SUPPLEMENTAL INFORMATION

Meridian Bioscience, Inc. Savings and Investment Plan

EIN 31-0888197 Plan No 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i-

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

	(a)	(b)	(c)		(d)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost		Current value
	Registered Mutual Funds
	American Century Diversified Bond Fund	233,159 shares	*	*	$2,480,813
	American Funds Balanced Fund	26,126 shares	*	*	619,703
	American Funds Euro Pacific Growth Fund	67,661 shares	*	*	3,010,930
	American Funds Growth Fund of America	30,232 shares	*	*	1,228,024
	American Funds Washington Mutual Investors Fund	111,319 shares	*	*	4,249,063
*	Blackrock Basic Value Fund	164,719 shares	*	*	3,599,116
*	Blackrock Global Allocation Fund	38,885 shares	*	*	693,715
*	Blackrock Small/Mid Cap Growth Equity Portfolio	157,128 shares	*	*	2,638,180
*	Blackrock S&P 500 Index Fund	17,780 shares	*	*	4,347,414
	Columbia Acorn Fund	174,580 shares	*	*	3,463,667
	Delaware Emerging Markets Fund	64,112 shares	*	*	794,346
	Eaton Vance Income Fund of Boston	94,441 shares	*	*	509,982
	Janus Adviser Forty Fund	37,904 shares	*	*	1,104,900
	Loomis Sayles Core Plus Fund	221,551 shares	*	*	2,720,645
	Perkins Small Cap Value Fund	67,443 shares	*	*	1,235,547
	PIMCO Commodity Real Return Strategy Fund	23,797 shares	*	*	150,162
	Thornburg International Value	54,654 shares	*	*	1,308,952

	Total registered mutual funds				34,155,159
	Collective Trust
	Invesco Stable Value Retirement Fund	4,004,727 units	*	*	4,004,727
	Common Stock
*	Meridian Bioscience, Inc.	7,635 units	*	*	156,662
	Money Market Fund
*	BIF Money Fund	32,418 shares	*	*	32,418
*	Participant Loans	Interest rates of 4.25%, maturing through 2022			914,981

	Total assets held for investment purposes				$39,263,947

*	Indicates party-in-interest.
**	Cost of asset is not required to be disclosed as investment is participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meridian Bioscience, Inc. Savings and Investment Plan

	By:	Meridian Bioscience, Inc., as Plan Administrator

Date: June 23, 2016	By:	/s/ Melissa A. Lueke
Melissa A. Lueke Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Grant Thornton LLP